

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Robert F. Savage
President
Wildfire New PubCo, Inc.
386 Park Avenue South, FL 20
New York, NY 10016

   Re: Wildfire New PubCo, Inc.
     Amendment No. 3 to Registration Statement on Form S-4
     Filed November 25, 2022
     File No. 333-266840

Dear Robert F. Savage:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed November 25, 2022

Risk Factors
"A small number of New Bridger's stockholders could significantly influence its business.", page 83

1. We note your disclosure that you "will have a few significant stockholders who own a substantial percentage of its outstanding equity of New Bridger following the Business Combination," and that as a result, such stockholders "may be able to exercise significant influence over matters requiring stockholder approval." Please revise to identify such stockholders. For example, please clarify whether you are referring to your current officers and directors of Bridger, as it appears that they may hold majority control after the business combination in a maximum redemption scenario. Please disclose your

significant stockholder's collective percentage ownership in the combined company assuming maximum redemptions here and on the cover page and in the summary, as well as the percentage of shares that would need to be redeemed by JCIC public shareholders to trigger 50% control. Additionally, please revise your disclosure to discuss under this control scenario that such stockholders "will" control certain outcomes and will "control" certain matters, if they choose to act together, assuming maximum redemptions.

Background of the Business Combination, page 124

2.   We note your disclosure that "[o]n November 23, 2022, UBS was engaged as capital markets advisor to JCIC." Please provide a more detailed discussion around UBS' role in the transaction following its engagement as capital markets advisor, including UBS' contemplated role and duties leading up to the anticipated closing of the business combination. In revising your disclosure, please provide additional context regarding the parties' determination to make UBS' potential aggregate fee (including both the capital markets advisory and deferred underwriting fees) partially dependent "on the level of JCIC public share redemptions."

Index to Financial Statements, page F-1

3.   Please include audited financial statements for Jack Creek Investment Corp. as of and for the periods ended December 31, 2021 and 2020 in your next amendment.

Item 21. Exhibits and Financial Statement Schedules, page II-2

4.   In Exhibit 5.1, we note counsel's statement that "[w]e have also assumed that each of JCIC and the Warrant Agent (i) is validly existing, (ii) has duly authorized, executed and delivered the Warrant Agreement, (iii) will duly authorize, execute and deliver the Warrant Assumption Agreement, and (iv) had and/or has all requisite legal ability to do so." Please have counsel exclude JCIC from assumptions (i), (ii) and (iv), as it is not appropriate to assume that JCIC is validly existing and has taken all corporate actions necessary with respect to the warrants. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

General

5.   Where you present statements of operations for Bridger Aerospace Group Holdings, such as in the pro forma information, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements, please present net loss attributable to common shareholders on the face of the income statement. Refer to SAB Topic 6:B.

       You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackie Cohen